DD
9/12/13

[redacted]

13014466

SECUI SION

RECEIVED 2013 AUG 29 PM 1:55 SEC / TM

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 9 2013
WASH, D.C.
193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilson-Davis & Company, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

236 South Main Street
(No. and Street)

Salt Lake City	Utah	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lyle W. Davis (801) 532-1313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sorensen, Vance & Company, P.C.
(Name – *if individual, state last, first, middle name*)

3115 E. Lion Lane Suite #220	Salt Lake City	Utah	84121
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
9/20/13

KW
9/20/13

OATH OR AFFIRMATION

I, Lyle W. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilson-Davis & Company, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer
Title

Notary Public

CORA POWELL
NOTARY PUBLIC - STATE OF UTAH
My Comm. Exp. 11/16/2015
Commission # 649819

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILSON-DAVIS & COMPANY, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

YEAR ENDED JUNE 30, 2013

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS

SORENSEN VANCE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Wilson-Davis & Company, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Wilson-Davis & Company, Inc. (a Utah Corporation), as of June 30, 2013, and the related statements of operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilson-Davis & Company, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV and V has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, IV and V is fairly stated in all material respects in relation to the financial statements as a whole.

Sorensen, Vance & Company, P.C.

Salt Lake City, Utah
August 28, 2013

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

ASSETS

Current assets:	
Cash and cash equivalents	$ 2,770,760
Cash segregated in accordance with Federal regulations	3,950,000
Receivable from registered representative (see note 16)	1,892,484
Receivables from broker dealers and clearing organization	901,936
Trading securities, at market value	508,156
Receivables from customers, net of allowance for doubtful accounts of $25,000	254,418
Note receivable from registered representative	75,870
Commissions receivable	28,425
Deferred income tax asset	9,800
Federal income taxes receivable	8,358
Receivables from officers and directors	5,814
Total current assets	10,406,021
Cash deposits with clearing organization and other broker dealers	2,015,000
Property and equipment, at cost, less accumulated depreciation and amortization of $280,248	43,040
Other assets	32,008
Total assets	$ 12,496,069

Continued - next page

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

Continued -

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Payables to customers	$ 4,225,429
Accounts of and payables to officers and directors - unrestricted	2,699,186
Accounts of and payables to officers and directors - restricted (see note 16)	1,892,484
Commissions, payroll and payroll taxes payable	250,124
Accounts payable and accrued expenses	244,524
Current portion of notes payable	28,050
Securities sold not yet purchased, at market value	11,978
Payables to broker dealers and clearing organization	9,251
State income taxes payable	727
Total current liabilities	9,361,753
Long-term liabilities:	
Subordinated borrowings (includes $650,000 from officers and directors)	735,000
Deferred income tax liability	9,900
Notes payable	8,176
Total long-term liabilities	753,076
Total liabilities	10,114,829
Stockholders' equity:	
Common stock, $.10 par value, 1,000,000 shares authorized, 350,000 shares issued and outstanding	35,000
Additional paid-in capital	9,837
Retained earnings	2,336,403
Total stockholders' equity	2,381,240
Total liabilities and stockholders' equity	$ 12,496,069

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2013

Revenues:	
Net gains on firm trading accounts	$ 5,140,662
Commissions	3,100,366
Other	26,223
Total revenues	8,267,251
Expenses:	
Compensation, payroll taxes and benefits	5,741,307
Communications	1,106,903
Interest	439,439
Regulatory, professional fees and related expenses	428,588
Clearing costs and transfer fees	227,882
Occupancy and equipment	169,707
Bank charges	31,667
Other expense	3,995
Total expenses	8,149,488
Income before income taxes	117,763
Income tax expense	34,874
Net income	$ 82,889

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2013

Cash Flows from Operating Activities:		
Net income		$ 82,889
Noncash revenue and expense adjustments:		
Depreciation and amortization expense	24,549	
Change in deferred income taxes	(1,400)	
Noncash regulatory agency fine assessment	16,500	
(Increase) decrease in assets:		
Cash segregated in accordance with Federal regulations	1,650,000	
Receivables from registered representative	(1,968,354)	
Receivables from broker dealers and clearing organization	477,917	
Trading securities, at market value	500,918	
Receivables from customers	540,255	
Commissions receivable	16,313	
Federal income taxes receivable	(8,358)	
Receivables from officers and directors	(2,064)	
Cash deposits with clearing organization and other broker dealers	(1,164,877)	
Other assets	5,282	
Increase (decrease) in liabilities:		
Payables to customers	(2,613,354)	
Accounts of and payables to officers and directors	3,267,045	
Commissions, payroll and payroll taxes payable	(1,724,305)	
Accounts payable and accrued expenses	(233,529)	
Securities sold but not yet purchased	(289,919)	
Payables to broker dealers	(89,698)	
State income taxes payable	(20,731)	(1,617,810)
Net cash (used for) operating activities		(1,534,921)
Cash Flows from Investing Activities:		
Cash paid for purchase of fixed assets	(15,306)	
Net cash (used for) investing activities		(15,306)
Cash Flows from Financing Activities:		
Proceeds from short-term debt	4,000,000	
Principal payments on short-term debt	(4,000,000)	
Principal payments on subordinated debt	(25,000)	
Principal payments on long-term debt	(31,060)	
Net cash (used for) financing activities		(56,060)
Net (decrease) in cash and cash equivalents		(1,606,287)
Cash and cash equivalents at beginning of year		4,377,047
Cash and cash equivalents at end of year		$ 2,770,760

Continued - next page

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2013

Continued -

Supplemental disclosures of cash flow information:

1. Cash paid for:

Interest	$ 439,439
Income taxes	$ 65,363

2. Schedule of Non-cash Transactions:
   a. Fixed assets with a cost and accumulated depreciation of $169,494 were disposed of during the year ended June 30, 2013. No proceeds on disposal were received.
   b. During the year ended June 30, 2013, the Company financed a portion of a fine assessed by FINRA totaling $16,500 (see note 7).

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances - July 01, 2012	$ 35,000	$ 9,837	$ 2,253,514	$ 2,298,351
Increased by:				
Net income	--	--	82,889	82,889
Balances - June 30, 2013	$ 35,000	$ 9,837	$ 2,336,403	$ 2,381,240

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2013

Subordinated Borrowings; July 01, 2012	$ 760,000
Issuance of new loan	--
Principal payments on loans	(25,000)
Subordinated Borrowings; June 30, 2013	$ 735,000

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business

The Company is a securities broker and dealer, dealing in over-the-counter and listed securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Revenue is derived principally from trading in securities for its own account and for the accounts of customers for which a commission is received.

The Company has operations in Utah, Arizona, California, Colorado, Florida and New Jersey. Transactions for customers are principally in the states where the Company operates, however, some customers are located in other states in which the Company is registered. Principal trading activities are conducted with other broker dealers throughout the United States.

b. Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting whereby all revenues are recorded when earned and all expenses are recorded when incurred.

c. Securities Transactions

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded at net (see note 4).

d. Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the Company's bank accounts.

e. Trading Securities

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

f. Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on furniture and equipment is provided using accelerated and straight-line methods over expected useful lives of two to seven years. The Company uses accelerated depreciation methods and Internal Revenue Code section 179 expense deductions for tax purposes, when applicable.

g. Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. Certain amounts due to officers are recognized in different periods for tax and financial accounting purposes due to tax regulations which require certain accrued amounts to shareholders be recognized when paid. Net operating losses that can not be carried back can be carried forward to future periods. The tax effects of such differences are reported as deferred income taxes in the financial statements.

h. Fair Value of Financial Instruments

FASB ASC 825-10 *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

i. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2013 was calculated to be $3,422,165. The Company had $3,950,000 cash on deposit in the reserve account, which was $527,835 more than the amount required.

3. RECEIVABLES AND PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION

At June 30, 2013, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables	Payables
Due from other broker dealers	$ 21,211	$ --
Due from or to the clearing organization, net	849,240	--
Fails to deliver and receive	31,485	9,251
Totals	$ 901,936	$ 9,251

4. CUSTOMER RECEIVABLES AND PAYABLES

Accounts receivable from and payable to customers at June 30, 2013 include only cash accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. The Company provides an allowance for doubtful accounts, as needed, for accounts in which collection is uncertain. Management periodically evaluates each account on a case-by-case basis to determine impairment. Accounts that are deemed uncollectible are written off to bad debt expense.

5. PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

Equipment	$ 120,807
Leasehold improvements	79,455
Software	79,445
Furniture and fixtures	43,581
	323,288
Less accumulated depreciation and amortization	(280,248)
	$ 43,040

6. LINE OF CREDIT ARRANGEMENT

The Company has entered into a revolving line-of-credit agreement with its bank which permits the Company to borrow up to $250,000 at 1% over the bank's prime lending rate (currently 4.25%). Borrowings under the agreement are unsecured but are guaranteed by the Company's shareholders. The agreement expires on October 30, 2013. There was no balance outstanding at June 30, 2013.

7. LONG-TERM DEBT

Long-term debt consisted of the following at June 30, 2013:

Note payable to FINRA, due in monthly installments of $1,725 including interest at 6.25% per annum through October 2014	$ 26,371
Note payable to FINRA, due in monthly installments of $735 including interest at 6.25% per annum through August 2014	9,855
	36,226
Less: current portion	(28,050)
Long-term debt	$ 8,176

The annual maturities of long-term debt are as follows:

Year Ending June 30	
2014	$ 28,050
2015	8,176
Total	$ 36,226

8. SUBORDINATED LOAN AGREEMENTS

The Company has entered into nine subordinated loan agreements totaling $735,000, of which $650,000 is payable to officers and directors of the Company. The agreements renew annually and provide for interest at 4% to 5% per annum. The Company anticipates that all notes will be renewed for additional one year periods, unless circumstances or Company requirements change. The loan principal and interest are subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the Financial Industry Regulatory Authority (FINRA) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 15). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid. During the fiscal year ended June 30, 2013, one subordinated loan agreement totaling $25,000 was paid off.

The carrying amounts of subordinated loan agreements approximate their fair value because of the short maturity of the instruments.

9. INCOME TAXES

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes which are due currently and for deferred taxes which relate to timing differences for the expense recognition of the allowance for doubtful accounts and depreciation. Income tax expense computed at statutory rates consists of the following:

Federal income tax expense	$ 27,642
State and local income and franchise taxes	8,632
Change in deferred taxes for current year timing differences	(1,400)
Income tax expense	$ 34,874

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 34 percent as follows:

Computed "expected" federal tax expense	$ 40,039
Computed "expected" state tax expense	5,888
Computed "expected" state tax effect	(2,002)
Effect of graduated income tax rates	(10,605)
Depreciation recognition timing differences	1,484
Non-taxable revenues	(207)
Non-deductible expenses	277
Income tax expense	$ 34,874

Using the applicable combined Federal and state tax rate of 39%, the deferred tax assets and liabilities are as follows:

	Amount	Rate	Tax
Short-term deferred income tax asset			
Allowance for doubtful accounts	$ 25,000	39%	$ 9,800
Long-term deferred income tax liability			
Tax depreciation in excess of book depreciation	($ 25,265)	39%	($ 9,900)

The Financial Accounting Standards Board (FASB) has released accounting standards which require reporting entities to utilize different recognition thresholds and measurement requirements for uncertain tax positions than previously required. The Company has no uncertain tax positions that qualify for recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2009.

10. OPERATING LEASE COMMITMENTS

The Company has operating lease obligations for office space at its headquarters location and two branch offices. Rent expense totaling $145,158 was charged to operations during the last fiscal year.

The future minimum payments required by the office lease agreements in effect at June 30, 2013 are as follows:

Year Ending June 30	Amount
2014	$ 77,840
2015	39,495
Thereafter	--
Total minimum payments required	$ 117,335

11. RETIREMENT PLANS

The Company maintains a profit sharing and 401(k) retirement plan. All employees who meet certain age and length of service requirements are eligible to participate in the plan. Participants must work a minimum of 1,000 hours per year and become fully vested after six years of service. The plan allows employees to make elective deferrals and provides for discretionary contributions to be determined by the Board of Directors. A profit sharing contribution totaling $60,000 was accrued and charged to operations for the year ended June 30, 2013.

12. RELATED PARTY TRANSACTIONS

a. Officer and director accounts

At June 30, 2013, the amounts due to officers and directors consisted of cash balances in security accounts plus accrued compensation totaling $4,591,670. Amounts received or paid on these accounts occur in the normal course of business.

b. Subordinated borrowings

Six subordinated loan agreements totaling $650,000 are with officers and directors of the Company (see note 8).

13. FAIR VALUE MEASUREMENT

FASB ASC 820 establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in Level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Trading Securities - Valued at the bid price reported in the active market in which the individual securities are traded.

Securities sold not yet purchased - Valued at the ask price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of June 30, 2013:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Trading securities	$ 508,156	$ --	$ --	$ 508,156
Totals	$ 508,156	$ --	$ --	$ 508,156
Liabilities				
Securities sold not yet purchased	$ 11,978	$ --	$ --	$ 11,978
Totals	$ 11,978	$ --	$ --	$ 11,978

14. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealers fail to perform, the Company may be required to complete the transactions at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Customer transactions are primarily entered in cash accounts. The Company no longer maintains customer margin accounts. Therefore, the Company has no exposure to the credit and market risks associated with margin accounts.

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At June 30, 2013 the Company had approximately $2,905,029 in excess of the FDIC limit.

15. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2013 the Company's net capital was $2,817,538 which was $2,567,538 in excess of the minimum required.

16. SIGNIFICANT CORPORATE EVENT

In April 2013, a registered representative from the Company generated a short position in the common stock of a security. The registered representative tried to cover the short position by purchasing shares of the security, but found himself in a short squeeze. By the time he was able to cover the entire short position, the Company sustained a trading loss of approximately $4,200,000. The Company was able to recover some of the losses from this trade by offsetting commissions owed to the registered representative totaling approximately $1,800,000. In addition, the registered representative agreed to repay $1,892,484 in commissions previously earned to help offset the losses. In order to treat the receivable from the registered representative as an allowable asset for net capital purposes, certain officers and directors of the Company collateralized the $1,892,484 receivable with their personal accounts.

In order to increase liquidity to offset the impact of the losses sustained on this trade, the Company and its shareholders entered into a financing agreement and signed a promissory note to borrow $4,000,000 from an individual for a period of time not to exceed two weeks. Under the terms of these agreements, the Company had to pay interest totaling $400,000, which represented 10% of the principal balance of the note. In addition, the shareholders granted the lender a one-year option to purchase their shares of the Company, subject to FINRA approval. Under the terms of the financing agreement, if the lender were to exercise his option and FINRA did not approve the sale within one year of the exercise date, the Company would have to pay the lender $1,000,000. After the financing agreement had been signed, the shareholders determined that they, and not the Company, should bear the risk of incurring the $1,000,000 if the lender exercises his option to purchase the Company and FINRA were to not approve the transaction. As a result, the shareholders have indemnified the Company by agreeing to pay for any liquidating damages if the need arises. As of August 28, 2013, the lender had not exercised his option to purchase the Company.

17. SUBSEQUENT EVENTS

In June 2013, the Company accrued an assessment from FINRA in the amount of $27,500. The Company paid $6,875 in July 2013 and the remaining balance of $20,625 was converted to a promissory note in August 2013. Under the terms of the promissory note, the Company will make 24 monthly payments of $920 at 6.25% starting in August 2013.

As discussed in note 16, at June 30, 2013 the Company had recorded a $1,892,484 receivable from a registered representative relating to trading losses that were incurred during April 2013. In July 2013, the registered representative paid $1,000,000 of the receivable and signed a $892,484 promissory note secured by a brokerage account worth in excess of $2,000,000. Under the terms of the secured promissory note, the registered representative agreed to pay the principal balance of $892,484 plus interest at 5% by December 31, 2013.

Management has evaluated subsequent events through August 28, 2013, the date which the financial statements were available to be issued, and has determined there are no subsequent events to be reported.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2013

WILSON-DAVIS & COMPANY, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2013

Total stockholders' equity		$ 2,381,240
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		25,000
Total stockholders' equity qualified for net capital		2,406,240
Liabilities subordinated to claims of general creditors allowable in computation of net capital		735,000
Total capital and allowable subordinated liabilities		3,141,240
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 241,997	
Aged fails-to-deliver	4,289	
Aged fails-to-receive	8,209	
Total deductions and/or charges		254,495
Net capital before haircuts on securities positions		2,886,745
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	69,207	
Money market funds	--	
Undue concentration	--	
Total haircuts		69,207
Net capital		$ 2,817,538

See reconciliation to respondent's unaudited computation on page 20.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE II
RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION
JUNE 30, 2013

Net capital per respondent's unaudited computation	$ 2,869,741
Net adjustments to stockholders' equity	(131,738)
Decrease in non-allowable assets	103,533
(Increase) in aged fails to deliver and receive	(11,344)
(Increase) in securities haircuts	(12,654)
Net capital per audit	$ 2,817,538

WILSON-DAVIS & COMPANY, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AS OF JUNE 30, 2013

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$ 3,672,331	
Customers' securities failed to receive	115	
Credit balances in firm accounts which are attributable to principal sales to customers	2,750	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	--	
TOTAL CREDITS		$ 3,675,196
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	208,549	
Failed to deliver of customers' securities not older than 30 calendar days	52,308	
Aggregate debit items		260,857
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)		(7,826)
TOTAL DEBITS		253,031
RESERVE COMPUTATION		
Excess of total debits over total credits		
Excess of total credits over total debits		3,422,165
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period		3,950,000
Amount of deposit (or withdrawal)		(500,000)
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal		$ 3,450,000
Date of deposit or withdrawal		07/01/13

See reconciliation to respondent's unaudited computation on page 22.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE IV
RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2013

	Debits	Credits
Totals per respondent's unaudited computation	$ 560,031	$ 3,813,455
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
(Decrease) in principal shorts to customers	--	--
Increase (decrease) in customer accounts	(1,219)	(14,787)
Increase in customer securities failed to deliver/receive	(315,276)	(123,472)
(Increase) in 3% of debit items (alternative method)	9,495	--
Totals per audit	$ 253,031	$ 3,675,196

Note: The Company computes the determination of reserve requirements under Rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE V
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2013

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 0
Number of items	0
The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Yes X No____

SORENSEN VANCE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

Board of Directors
Wilson-Davis & Company, Inc.

In planning and performing our audit of the financial statements of Wilson-Davis & Company, Inc. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance & Company, P.C.

Salt Lake City, Utah
August 28, 2013

SORENSEN VANCE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Wilson-Davis & Company, Inc.

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Wilson-Davis & Company, Inc. (Company) and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to check copies noting no differences;
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2013 with the amounts reported in Form SIPC-7 for the period from July 1, 2012 to June 30, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 (if applicable) with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules noting no differences; and
5. Compared the amount of any overpayment applied (if applicable) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance & Company, P.C.

August 28, 2013
Salt Lake City, Utah

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

SIPC-7

(33-REV 7/10)

AMENDED

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended JUNE 30, 20 13

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

014299 FINRA JUN
WILSON DAVIS & CO INC
PO BOX 11587
SALT LAKE CITY UT 84147-0587

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LYLE DAVIS (801) 532-1313

2. A.	General Assessment (item 2e from page 2)	$ 20,663
B.	Less payment made with SIPC-6 filed (exclude interest) 01/29/13 Date Paid	(12,968)
C.	Less prior overpayment applied or amount filed with original SIPC-7 on 7/29/13	(10,603)
D.	Assessment balance due or (overpayment)	(2,908)
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (2,908)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $	
H.	Overpayment carried forward $(2,908)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WILSON-DAVIS & CO., INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

SECRETARY/TREASURER
(Title)

Dated the 28 day of AUGUST, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JULY 1, 20 12 and ending JUNE 30, 20 13
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 8,267,251
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 2,134	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		2,134
Total deductions		2,134
2d. SIPC Net Operating Revenues		$ 8,265,117
2e. General Assessment @ .0025		$ 20,663

(to page 1, line 2.A.)